Exhibit 2.3

DATED 30th NOVEMBER 2005

(1) MURRAY INTERNATIONAL METALS LIMITED

(2) EDGEN CARBON PRODUCTS GROUP, LLC

AGREEMENT FOR THE SALE AND
PURCHASE OF STOCK IN

MURRAY INTERNATIONAL METALS INC.

160 Queen Victoria Street, London EC4V 4QQ

Tel: 020  7184 7000  Fax: 020 7184 7001

CONTENTS

1	DEFINITIONS AND INTERPRETATION	1

2	SALE AND PURCHASE OF THE STOCK	2

3	CONSIDERATION	3

4	CONDITIONS AND RECISSION	3

5	COMPLETION	3

6	WITHHOLDING TAX AND GROSSING UP	4

7	NATURE OF OBLIGATIONS	5

8	ANNOUNCEMENTS	6

9	GENERAL	6

10	COMMUNICATIONS	7

11	RIGHTS OF THIRD PARTIES	7

12	PROPER LAW	7

FIRST SCHEDULE		9

	MURRAY INTERNATIONAL METALS LIMITED SHAREHOLDERS	9

SECOND SCHEDULE		10

	THE COMPANY	10

THIS AGREEMENT is made on 30th November 2005

BETWEEN:

(1)                                                                                  MURRAY INTERNATIONAL METALS LIMITED a company registered  in England under No. 1241058 whose registered office is at 95 High Street, Edgware, Middlesex HA8 7DB (“Seller”); and

(2)                                                                                  EDGEN CARBON PRODUCTS GROUP, LLC a Louisiana limited liability company (“Edgen”).

WHEREAS:

(A)                                                                              The Seller has agreed to sell and Edgen has agreed to acquire the whole of the issued Stock of the Company upon the terms and conditions of this Agreement.

(B)                                                                                On or around the date of this agreement PA has entered into an agreement with the MIM Shareholders in relation to the acquisition of the whole of the issued share capital of the Seller (“UK Sale Agreement”).

(C)                                                                                The MIM Shareholders have warranted certain matters to PA and to Edgen under the terms of the UK Sale Agreement. Edgen is relying upon such warranties in entering into this Agreement.

(D)                                                                               Completion of the UK Sale Agreement is conditional upon Completion under this agreement.

1                                                                                          DEFINITIONS AND INTERPRETATION

1.1                                                                                 In this agreement, including the recitals and the schedules, unless the context otherwise requires:-

“Company” means Murray International Metals Inc. details of which are set out in the Second Schedule;

“Completion” means the delivery of a duly executed instrument of transfer in respect of all the Stock to Edgen and the payment by Edgen of the Consideration, in each case in accordance with the terms of this Agreement;

“Completion Date” means the date of Completion;

“Consideration” means the consideration for the Stock referred to in clause 3;

“Edgen’s Group” means Edgen or any holding company from time to time of Edgen and any subsidiary from time to time of Edgen or any such ultimate holding company;

“Edgen’s Solicitors” means Dechert LLP of 160 Queen Victoria Street, London EC4V 4QQ;

“MIM Shareholders” means the persons whose names and addresses are set out in the First Schedule;

“PA” means Pipe Acquisition Limited, a company registered in England and Wales under No. 5501083 whose registered office is at 160 Queen Victoria Street, London EC4V 4QQ;

“Seller’s Solicitors” means Dundas & Wilson CS LLP of Saltire Court, 20 Castle Terrace, Edinburgh EH 2EN;

“Stock” means the whole of the issued and outstanding shares of common stock, without par value, of the Company at Completion; and

“Transaction Documents” shall have the meaning ascribed to such term in the UK Sale Agreement.

1.2                                                                                 In this agreement unless the context otherwise requires:-

1.2.1                                                                        any reference to a clause, schedule or appendix (other than to a schedule to a statutory provision) is a reference to a clause of or schedule or appendix to this agreement; and the schedules and appendices form part of and are deemed to be incorporated in and in references to this agreement;

1.2.2                                                                        any reference to a statute or statutory provision includes a reference to that provision as amended, re-enacted or replaced and any regulations or orders made under such provisions from time to time whether before or after the date of this agreement and any former statutory provision replaced (with or without modification) by the provision referred to;

1.2.3                                                                        any reference to persons includes a reference to firms, corporations or unincorporated associations;

1.2.4                                                                        any reference to the singular includes a reference to the plural and vice versa; and any reference to the masculine includes a reference to the feminine and vice versa; and

1.2.5                                                                        headings and titles are used for ease of reference only and do not affect the interpretation of this agreement.

2                                                                                          SALE AND PURCHASE OF THE STOCK

2.1                                                                                 The Seller shall sell the Stock to Edgen (and Edgen shall purchase the Stock on the Completion Date) with full title guarantee free from all liens, charges, encumbrances and adverse claims (and whether or not the Seller knows or could reasonably be expected to know about such matters) together with all rights attaching to them at Completion including all dividends declared or payable or distributions made or proposed on or after Completion (but for the avoidance of doubt excluding the dividend of US$5 million in aggregate declared and paid on the Stock immediately prior to Completion).

2.2                                                                                 The Seller irrevocably and unconditionally waives (and shall procure such a waiver by its nominee(s) of) all rights of pre-emption or other restrictions on transfer which it or such nominee(s) may have, whether under the Certificate of Incorporation of the Company or otherwise, in respect of the transfer to Edgen or its nominee(s) of the Stock or any of them.

3                                                                                          CONSIDERATION

The Consideration shall be the sum in cash of £9,100,000.

4                                                                                          CONDITIONS AND RECISSION

4.1                                                                                 The sale and purchase of the Stock is conditional upon:-

4.1.1                                                                        the UK Sale Agreement becoming unconditional in all respects save only as regards Completion under the terms of this agreement;

4.1.2                                                                        the receipt of a favourable opinion addressed to Edgen Corporation and/or Edgen from an independent investment banking or appraisal firm as to the fairness to Edgen of the financial terms of this agreement; and

4.1.3                                                                        Jefferies & Company, Inc. having entered into a purchase agreement for $30 million aggregate principal amount of 9 7/8% Senior Secured Notes Due 2011 issued by Edgen Corporation (“Edgen Notes”) in addition to the $105 million of Edgen Notes which are currently outstanding and such purchase agreement having become unconditional in accordance with its terms;

4.2                                                                                 In the event that the conditions set out in clause 4 have not been satisfied before 16 December 2005 the Seller or Edgen shall be entitled, at their own discretion, to declare this agreement null and void and neither the Seller nor Edgen shall in such case be entitled to any compensation of any kind from the other party due to any such declaration (whether in respect of any accrued rights or otherwise). Notwithstanding the aforesaid, the provisions of clauses 1, 8, 10, 11 and 12 shall continue to apply

4.3                                                                                 PA has the right under clauses 5 and 8 of the UK Sale Agreement to elect to rescind the UK Sale Agreement in certain circumstances. Where the UK Sale Agreement is so rescinded this agreement shall automatically and simultaneously be rescinded and none of the parties hereto shall have any obligations or liabilities under this agreement and in such case the parties hereby waive all rights, claims and remedies of any nature against any other party under or in connection with this agreement.

4.4                                                                                 The UK Sale Agreement terminates automatically in certain circumstances under clause 2.2 thereof. Where the UK Sale Agreement is so terminated this agreement shall automatically and simultaneously terminate and none of the parties hereto shall have any obligations or liabilities under this agreement and in such case the parties hereby waive all rights, claims and remedies of any nature against any other party under or in connection with this agreement.

5                                                                                          COMPLETION

5.1                                                                                 Completion shall take place at the offices of Edgen’s Solicitors on the business day on which the conditions referred to in clause 4 have been satisfied, or such earlier date as the parties may agree, when the parties shall comply with their respective obligations as set out in this clause.

5.2                                                                                 The Seller shall deliver to Edgen:-

5.2.1                                                                        the certificates representing all of the Stock being purchased hereunder, accompanied by instruments of transfer or assignment endorsed in blank and any power of attorney or other authority under which such transfers have been executed and an indemnity in the form agreed between the parties at the date of this agreement and initialed for the purposes of identification in relation to any missing certificates;

5.2.2                                                                        written resignations and releases executed as deeds from all persons (other than any directors or officers remaining at the request of Edgen or appointed at the instance of Edgen) who, on or immediately prior to Completion, may be directors or officers of the Company, resigning their offices and releasing the Company from all claims and rights of action whether by way of compensation, remuneration, redundancy payments or otherwise; and

5.2.3                                                                        all books and records of the Company, including without limitation, any minute books of the Company (but if following reasonable enquiry by the Seller such books are not located prior to Completion, the Seller shall provide a secretary’s certificate (i) certifying and attaching the Company’s certified certificate of incorporation and bylaws and all amendments thereto, and (ii) certifying (A) that the Company’s bylaws have been in full force and effect since 24 April 1997, (B) the identity of the members of the Board of Directors since the Company’s inception and (C) that, as far as the Directors and secretary of the Seller and the Company are aware, the Company has complied with all corporate formalities since its inception including, without limitation, holding Board of Directors and stockholders meetings as appropriate).

5.3                                                                                 Edgen shall procure that the Consideration shall immediately be paid by way of direct transfer by means of the Clearing House Payments System to the Sellers’ Solicitors.

5.4                                                                                 The Seller confirms that the Seller’s Solicitors may receive (and give a good receipt for) the Consideration (and all documents expressed to be delivered to them at Completion) as agent for the Seller.

6                                                                                          WITHHOLDING TAX AND GROSSING UP

6.1                                                                                 The Seller shall pay all sums payable by it under this agreement free and clear of all deductions or withholdings or rights of counter claim or set off unless this is required by law. If a deduction or withholding is so required and except in the case of interest payments the Seller shall pay such additional amount as will ensure that the net amount received and retained by Edgen equals the full amount which it would have received had the deduction or withholding not been required.

6.2                                                                                 If any amount paid or due by the Seller under or pursuant to this agreement shall itself be subject to Taxation (as such term is defined in the UK Sale Agreement), then the amount which the Seller shall pay to Edgen shall be increased to such larger sum as will ensure that the net amount received and retained by Edgen after such Taxation is taken into account, is equal to the full amount which would have been received and retained by Edgen in the absence of such Taxation provided that if the amount payable by the Seller is subject to

Taxation solely as a result of Edgen assigning the benefit of this Agreement to a third party (including another company within Edgen’s Group) or as a result of such payment being made to a person other than Edgen at the request of Edgen then this clause 6.2 shall have no effect.

7                                                                                          NATURE OF OBLIGATIONS

7.1                                                                                 Each of the obligations, warranties, indemnities and undertakings entered into or made by or on behalf of any of the parties to this agreement (excluding any obligation fully performed at Completion) shall continue in full force and effect notwithstanding Completion taking place.

7.2                                                                                 Subject to clauses 4.3 and 4.4, any right or remedy of Edgen in respect of a breach of any provision of this agreement shall not be affected by Completion and the exercise or failure to exercise any such right or remedy shall not constitute a waiver or by Edgen of that or of any of its other rights or remedies.

7.2.1                                                                        None of the rights or obligations referred to in this agreement may be assigned or transferred to any other person without the prior written consent of all the parties to this agreement save as provided in clauses 7.2.2 and 7.2.3.

7.2.2                                                                        Edgen may assign its rights under this agreement (and/or any of the other documents entered into pursuant to this agreement to which it is a party) by way of security to any bank(s) and/or financial institution(s) lending money or making other banking facilities available to Edgen or other members of Edgen’s Group.

7.2.3                                                                        It is acknowledged and agreed by the Seller that Edgen may at any time following Completion effect an intra-group reorganisation of Edgen’s Group whereby Edgen may sell or transfer all or any of the Stock to any other member or members of Edgen’s Group or may, following Completion, sell all or any of the Stock to a third party or parties. Accordingly, the Seller agrees that the benefit of this agreement may be assigned (in whole or in part) by Edgen without the consent of the Seller to, and may be enforced by, any member of Edgen’s Group or any third party (as applicable) which is the legal or beneficial owner for the time being of any or all of the Stock as if it were Edgen under this agreement.

7.2.4                                                                        If the benefit of the whole or any part of this agreement is assigned by Edgen to any member of Edgen’s Group that member of Edgen’s Group may at any time assign the same to any other member of Edgen’s Group.

7.2.5                                                                        Immediately after any assignment referred to in this clause 7.2, Edgen will give notice of the assignment to the Seller containing details of the assignment including the identity of the assignor and assignee.

7.3                                                                                 This agreement shall be binding against and be for the benefit of each party’s personal representatives or other permitted successors in title.

8                                                                                          ANNOUNCEMENTS

Except (i) as required by law or by any stock exchange or governmental or other regulatory or supervisory body or authority of competent jurisdiction (a “Regulatory Authority”) to whose rules the party making the announcement or disclosure is subject, whether or not having the force of law or (ii) for the announcement in the agreed form by the parties to this Agreement, no announcement or circular or disclosure in connection with the existence or subject matter of this agreement shall be made or issued by or on behalf of the Seller or Edgen without the prior written approval of the Seller and Edgen (such approval not to be unreasonably withheld or delayed). If the Seller or Edgen is required by any Regulatory Authority to make any such announcement or circular or disclosure, the relevant party shall, wherever practicable, consult with the other party before making such disclosure.

9                                                                                          GENERAL

9.1                                                                                 The Transaction Documents together with any other documents which they expressly require shall be signed shall constitute the entire understanding and agreement between the parties to in relation to the subject matter of the Transaction Documents.

9.2                                                                                 Any variation of this agreement shall be binding only if it is recorded in a document signed by or on behalf of the parties to this agreement

9.3                                                                                 For the avoidance of doubt, to the extent payment is made by the Seller to Edgen in respect of any particular matter, fact or circumstance comprising a breach of this agreement, no payment shall be made by the MIM Shareholders to PA in respect of such particular matter, fact or circumstance pursuant to the UK Sale Agreement, and vice versa. Edgen shall not be able to recover the same loss twice under any circumstances.

9.4                                                                                 Each party shall pay its own costs in relation to the negotiations leading up to the sale of the Stock and to the preparation, execution and carrying into effect of this agreement and of all the other documents referred to in it.

9.5                                                                                 This agreement may be executed in any number of counterparts and by the parties on separate counterparts, but shall not be effective until each of the parties has executed at least one counterpart,

9.6                                                                                 Each counterpart shall constitute an original agreement but all the counterparts together shall constitute one and the same instrument.

9.7                                                                                 Edgen warrants to the Seller that it has the requisite corporate power and authority to enter into and perform this agreement and the other agreements required to be executed by it pursuant to this agreement and its obligations under this agreement and those other agreements will be valid and binding.

9.8                                                                                 Edgen warrants to the Seller that entry into and performance by it of this agreement will not (i) violate or conflict with the provisions of its memorandum and articles of association (or other constitutional documents) or certificate of incorporation (ii) result in a material breach of or default under any instrument by which it is bound (iii) result in a material breach of any law or regulation applicable to it or (iv) result in a breach of any order, judgment or decree of any court or governmental agency to which it is subject.

9.9                                                                                 Edgen is not acquiring the Stock with a view to or for sale in connection with any distribution thereof within the meaning of the United States Securities Act of 1933, as amended.

10                                                                                    COMMUNICATIONS

10.1                                                                           All communications between the parties with respect to this agreement shall be in writing and delivered by hand or sent by pre-paid post (first class if inland, airmail if overseas) in the case of the Edgen, to the address set out clause 21.3 of the UK Sale Agreement and in the case of the Seller to its registered office address, or to such other address as the addressee may from time to time have notified for the purposes of this clause 10.

10.2                                                                           Any notice served shall be deemed to have been given at the time when in the ordinary course it may be expected to have been received.

10.3                                                                           In proving service:-

10.3.1                                                                  by delivery by hand, it shall be necessary only to produce a receipt for the communication signed by or on behalf of the addressee; and

10.3.2                                                                  by post, it shall be necessary only to prove that the communication was contained in an envelope which was duly addressed and posted in accordance with this clause.

11                                                                                    RIGHTS OF THIRD PARTIES

A person who is not a party to this agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999 but this does not affect any right or remedy of a third party which exists or is available other than under that Act.

12                                                                                    PROPER LAW

12.1                                                                           This agreement and the relationship between the parties shall be governed by, and interpreted in accordance with, English law.

12.2                                                                           Each of the parties agrees that the courts of England are to have jurisdiction to settle any disputes (including claims for set-off and counterclaims) which may arise in connection with the creation, validity, effect, interpretation or performance of, or the legal relationships established by, this agreement or otherwise arising in connection with this agreement, and for such purposes irrevocably submit to the jurisdiction of the English courts.

12.3                                                                           Notwithstanding the exclusive agreement in clause 12.2, Edgen shall retain the right to bring proceedings in any other court which has jurisdiction by virtue of the Convention on Jurisdiction and the Enforcement of Judgements signed on 27 September 1968 (as from time to time amended and extended) and in which the majority by value of the Seller’s tangible assets are physically situate.

AS WITNESS this agreement has been executed on the date set out on page 1 of this agreement.

FIRST SCHEDULE

MURRAY INTERNATIONAL METALS LIMITED SHAREHOLDERS

Murray Metals Group Limited whose registered office is at 9 Charlotte Square, Edinburgh EH2 4DR

Kenneth Andrew Cockburn of 6 East Comiston, Edinburgh EH10 6RZ

Patrick Joseph Boyle of 4212 Judson, Houston, Texas Tx 77005 U.S.A

William Hamilton of PO Box 61225, Jebel Ali, Dubai, U.A.E

SECOND SCHEDULE

THE COMPANY

Registered Number:-	01443075-00

Date of Incorporation:-	24 April 1997

Incorporated under the laws of the State of Texas

Registered Office:-	1021 Main Street, Suite 1150, Houston Texas 77002

Authorised Capital:-	10,000 shares of common stock, without par value

Issued Capital:-	1,000 shares of common stock, issued for the consideration of US$1.00 per share, US$0.25 being credited to capital account, US$0.75 being treated as capital surplus

Shareholder:-	The Seller

Directors:-	Patrick Joseph Boyle (President), David Edward Murray, Kenneth Andrew Cockburn, William Hamilton, Gordon McKenzie Grassick

Secretary:-	Patrick Joseph Boyle

Accounting Reference Date:-	31 January

SIGNED by	)
for and on behalf of	)
MURRAY INTERNATIONAL	)
METALS LIMITED	)
DAVID E MURRAY
Director

SIGNED by	)
for and on behalf of	)
EDGEN CARBON PRODUCTS	)
GROUP, LLC	)
DAVID LAXTON, III
Manager